[Letterhead of Schulte Roth & Zabel LLP]











(212) 756-2153                                          edward.schauder@srz.com


                                December 2, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Attention:    Brigitte Lippmann

       RE: BLUELINX HOLDINGS INC. REGISTRATION STATEMENT ON FORM S-1 (THE "REGISTRATION STATEMENT") FILE NO. 333-118750

Dear Ms. Lippmann:

       On behalf of BlueLinx Holdings Inc. (the "REGISTRANT"), and in anticipation of requesting acceleration of the effective date of the Registration Statement on or about December 13, 2004, the Registrant acknowledges that:

       o Should the Securities and Exchange Commission (the "COMMISSION") or the Staff, acting pursuant to delegated authority, declare the filing effective, the Registrant does not foreclose the Commission from taking any action with respect to the filing;

       o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


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Securities and Exchange Commission
December 2, 2004
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       o      the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Thank you for your continued attention to and expeditious review of our filing.

                                                 Very truly yours,

                                                /s/ Edward H. Schauder
                                                --------------------------
                                                Edward H. Schauder, Esq.


CC:    Barbara V. Tinsley
       BlueLinx Holdings Inc.
       General Counsel and Secretary

       David J. Morris
       BlueLinx Holdings Inc.
       Chief Financial Officer

       Michael R. Littenberg, Esq.
       Schulte Roth & Zabel LLP